

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Frank De Costanzo
Chief Financial Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

Re: Eagle Bulk Shipping Inc.
Registration Statement on Form S-3
Filed August 19, 2021
File No. 333-258931

Dear Mr. De Costanzo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alan Feld